UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 52525 / September 29, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-12059

In the Matter of **INTERNATIONAL BIOFUEL AND BIOCHEMICAL CORPORATION f/k/a J-BIRD MUSIC GROUP LTD.,** Respondent.	**ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, MAKING FINDINGS, IMPOSING A CEASE-AND-DESIST ORDER PURSUANT TO SECTION 21C, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that administrative proceedings and cease-and-desist proceedings be, and hereby are, instituted pursuant to Sections 12(j) and 21C of the Securities Exchange Act of 1934 ("Exchange Act"), against International Biofuel and Biochemical Corporation f/k/a J-Bird Music Group Ltd. ("IBBC" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings which are admitted, Respondent consents to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, Imposing a Cease-and-Desist Order Pursuant to Section 21C, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

<u>Respondent</u>

IBBC (CIK No. 1057550), formerly known as J-Bird Music Group, Inc., is based in Pompano, Florida and is incorporated in Pennsylvania. The common stock of IBBC has been registered under Section 12(g) of the Exchange Act since August 1998. The stock was de-listed from the Over-The-Counter Bulletin Board service in the second quarter of 2003, and is now listed for quotation in the "Pink Sheets" disseminated by Pink Sheets, LLC. (symbol "IBBO").

<u>Facts</u>

A.   IBBC has failed to file annual reports on Form 10-KSB for the fiscal years ended December 31, 2003, and December 31, 2004.

B.   IBBC has failed to file quarterly reports on Form 10-QSB for the quarters ended September 30, 2003; March 31, 2004; June 30, 2004; September 30, 2004; and March 31, 2005.

C.   IBBC has failed to file audited financial statements in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002. IBBC's auditor was unable to give an audit opinion for the fiscal year ended December 31, 2002, because IBBC lacked adequate accounting records for the auditor to perform an audit and IBBC did not have a system of internal controls that were sufficient to provide reasonable assurances that transactions were recorded such that financial statements could be prepared in accordance with generally accepted accounting principles.

D.   IBBC filed two quarterly statements with the Commission, which were signed by its former CEO, and one or more of which contained the following materially false and misleading statements:

      1.   "IBBC is a registered biodiesel producer with the EPA." (Forms 10-QSB for the quarters ended March 31, 2003, and June 30, 2003) This statement was materially false and misleading because Respondent, through its former CEO, knew, or was reckless in not knowing, that IBBC sent a letter to the EPA requesting registration and that the EPA did not approve such registration.

      2.   IBBC is working with DQ University to establish a laboratory and biofuel plant. (Forms 10-QSB for the quarters ended March 31, 2003, and June 30, 2003) This statement was materially false and misleading because Respondent, through its former CEO, knew, or was reckless in not knowing, that IBBC was not in a position to work with DQ University because IBBC did not own a biofuel processor. In addition,

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

Respondent, through its former CEO, knew, or was reckless in not knowing, that IBBC had never had anything but preliminary discussions with DQ University.

 3. The continuous flow technology IBBC licenses is protected by a patent. (Form 10-QSB for the quarter ended March 31, 2003) This statement was materially false and misleading because Respondent, through its former CEO, knew, or was reckless in not knowing, that the technology was not patented because Respondent, through its former CEO, knew that a patent application for the technology was pending, not that it was approved.

 4. "IBBC plans to have in production 12 plants, located throughout the U.S., each producing a minimum of 35 million gallons of biodiesel per year." (Forms 10-QSB for the quarters ended March 31, 2003, and June 30, 2003) This statement was materially false and misleading because Respondent, through its former CEO, knew, or was reckless in not knowing, that there was no reasonable basis for IBBC to make this statement. Respondent, through its former CEO, knew, or was reckless in not knowing, that no company had ever produced this much biofuel in a year and that the technology IBBC was using had not been proven to be able to produce that capacity.

 5. "Net return to the company per gallon is estimated at 20 cents per gallon produced." (Forms 10-QSB for the quarters ended March 31, 2003, and June 30, 2003) This statement was materially false and misleading because Respondent, through its former CEO, knew, or was reckless in not knowing, there was no reasonable basis for IBBC to represent that it could make such a return, particularly where its former CEO did no due diligence to determine the rate of return for existing biofuel producers. Additionally, Respondent, through its former CEO, was aware of undisclosed facts which undermined the accuracy of the projected net return. Respondent, through its former CEO, knew but did not disclose that the figure of 20 cents per gallon was dependent on IBBC receiving tax credits from the federal government and IBBC had not been approved to receive such tax credits.

E. IBBC filed registration statements with the Commission, which were signed by its former CEO and contained the following materially false and misleading statements:

 1. "IBBC is in the process of constructing a large scale biodiesel production manufacturing plant in Connecticut." (Business plan filed as an exhibit to Registration Statement on Form S-8 filed on March 7, 2003) This statement was materially false and misleading because Respondent, through its former CEO, knew, or was reckless in not knowing, that IBBC was not actually constructing a plant and IBBC had no funding to buy or construct any plant and had no site to build a plant in Connecticut.

 2. "Each of the plants can have capabilities scaleable up to 20 million gallons per year." (Registration Statement on Form S-8 filed Feb. 14, 2003, and Registration Statement on Form S-8 filed March 7, 2003) This statement was materially false and misleading because Respondent, through its former CEO, knew, or was reckless in not knowing, that there was no reasonable basis for IBBC to make this statement. Respondent,

through its former CEO, knew, or was reckless in not knowing, that no company had ever produced this much biofuel in a year and that the technology IBBC was using had not been proven to be able to produce that capacity.

3. "The plant's capacity is scaleable to 20,000,000 gallons the first year and can be gradually increased to 240,000,000 gallons by 2008." (Business plan filed as exhibit to Registration Statement on Form S-8 filed on March 7, 2003) This statement was materially false and misleading because Respondent, through its former CEO, knew, or was reckless in not knowing, that there was no reasonable basis for IBBC to make this statement. Respondent, through its former CEO, knew that no company had ever produced this much biofuel in a year and that the technology IBBC was using had not been proven to be able to produce that capacity.

4. IBBC made a false and misleading income statement projecting future income, sales and profits with no reasonable basis. (Business plan filed as an Exhibit to Registration Statement on Form S-8 filed on March 7, 2003) The income statement was materially false and misleading because Respondent, through its former CEO, knew, or was reckless in not knowing, that there was no reasonable basis for IBBC to make such projections, particularly where these projections were based on IBBC's statement of production capability, which also had no reasonable basis. There was also no reasonable basis for such projections because IBBC had no income or source of financing for a plant and had not commenced construction on a plant.

F. As a result of the conduct described in paragraphs A through C, above, IBBC has failed to comply with, and committed violations of, Section 13(a) of the Exchange Act, and Rules 13a-1 and 13a-13 thereunder while its common stock was registered with the Commission in that it has not filed its annual reports on Form 10-KSB for the fiscal years ended December 31, 2003, and December 31, 2004, and quarterly reports on Form 10-QSB for the quarters ended September 30, 2003; March 31, 2004; June 30, 2004; September 30, 2004; and March 31, 2005, and it failed to file audited financial statements in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002. Section 13(a) of the Exchange Act, and Rules 13a-1 and 13a-13 thereunder, require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports. In addition, Item 310(a) of Regulation S-B requires small business issuers to file audited financial statements with annual reports.

G. As a result of the conduct described in paragraphs D and E, above, IBBC has failed to comply with, and committed violations of, Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder, by including materially false and misleading information in filings with the Commission. Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder, prohibit the making of any untrue statement of material fact or the omission to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading in connection with the purchase or sale of any security.

H.   As a result of the conduct described in paragraph D above, IBBC has failed to comply with, and committed violations of, Section 13(a) of the Exchange Act, and Rule 13a-13 thereunder, by including materially false and misleading information in periodic reports. Section 13(a) of the Exchange Act, and Rule 13a-13 thereunder, require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission accurate information in periodic reports. See SEC v. Savoy Indus., Inc., 587 F.2d 1149, 1165 (D.C. Cir. 1978), cert. denied, 440 U.S. 913 (1979).

I.   As a result of the conduct described in paragraph C above, IBBC has failed to comply with, and committed violations of, Section 13(b)(2)(A) of the Exchange Act by failing to make and keep books, records, and accounts, which, in reasonable detail, accurately and fairly reflected the transactions and dispositions of its assets for the fiscal year ended December 31, 2002.

J.   As a result of the conduct described in paragraph C above, IBBC has failed to comply with, and committed violations of, Section 13(b)(2)(B) of the Exchange Act by failing to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions were recorded such that financial statements could be prepared in accordance with generally accepted accounting principles for the fiscal year ended December 31, 2002.

Undertakings

Respondent agrees that it will cooperate fully with the Commission in any and all related investigations, litigations, or other proceedings commenced by the Commission or to which the Commission is a party, by undertaking to do the following:

(a)   Produce, without service of a notice or subpoena, any and all non-privileged documents and other information reasonably requested by the Commission's staff;

(b)   Use its best efforts to encourage its employees, officers, directors and agents to be interviewed by the Commission's staff at such times and places as the staff may reasonably request;

(c)   Use its best efforts to encourage its employees, officers, directors and agents to appear and testify without service of a notice or subpoena in such investigations, depositions, hearings or trials as may be reasonably requested by the Commission's staff;

(d)   Agree that any notice or subpoena issued to Respondent in connection with any and all related investigations, litigations, or other proceedings may be served by regular mail or facsimile transmission on its President or other officer;

(e)   Waive the territorial limits on service contained in Rule 45 of the Federal Rules of Civil Procedure and any applicable local rules, with respect to such notices and subpoenas provided that the party requesting the testimony reimburses

Respondent's travel, lodging, and subsistence expenses at the then-prevailing United States Government per diem rates; and

(f)   Consent to personal jurisdiction over Respondent in any United States District Court for purposes of enforcing such subpoena.

In determining to accept the offer of IBBC, the Commission considered the undertakings set forth above.

IV.

Section 12(j) of the Exchange Act provides as follows:

> The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

Section 21C(a) of the Exchange Act provides as follows:

> If the Commission finds, after notice and opportunity for hearing, that any person is violating, has violated, or is about to violate any provision of this title, or any rule or regulation thereunder, the Commission may publish its findings and enter an order requiring such person, and any other person that is, was, or would be a cause of the violation, due to an act or omission the person knew or should have known would contribute to such violation, to cease and desist from committing or causing such violation, and any future violation of the same provision, rule, or regulation.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors, to impose the sanctions agreed to in Respondent's Offer.

Accordingly, pursuant to Section 12(j) of the Exchange Act, it is hereby ORDERED that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked. IT IS FURTHER ORDERED, pursuant to Section 21C of the Exchange Act, that Respondent cease and desist from committing or causing any violations and any future violations, of Sections 10(b), 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Exchange Act and Exchange Act Rules 10b-5, 13a-1, and 13a-13. IT IS FURTHER ORDERED that Respondent shall comply with the undertakings enumerated in Section III above.

By the Commission.

Jonathan G. Katz
Secretary